UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      November 2006                                File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended September 30, 2006

2.

Management Discussion and Analysis for the period ended September 30, 2006

3.

Certification of Interim Filings – CEO for the period ended September 30, 2006

4.

Certification of Interim Filings – CFO for the period ended September 30, 2006

5.

News Release dated November 14, 2006

6.

News Release dated November 16, 2006

7.

News Release dated November 22, 2006

8.

News Release dated November 27, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: December 30, 2006	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE RESOURCE CORP.

Consolidated Financial Statements

September 30, 2006

(Stated in U.S. Dollars)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended June 30, 2006

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	September 30,	December 31,
	2006	2005
		(audited)
A S S E T S
Current Assets
Cash and cash equivalents	$1,200,513	$681,667
Amounts receivable	28,671	32,882
Due from related party	21,924	45,205
Prepaid expenses and deposits	83,720	59,289
Marketable securities	22,367	21,496
	1,357,195	840,539
Value added tax receivable (Peru)	810,465	470,098
Unproven Mineral Rights	8,959,880	6,717,218
Equipment (note 3)	120,053	171,127
	$11,247,593	$8,198,982
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$235,083	$271,121
Due to related parties	-	3,159
Exploration funds	-	-
	$235,083	274,280
S H A R E H O L D E R S’ E Q U I T Y
Share capital (note 4)	$16,270,076	$12,409,512
Contributed surplus (note 4)	1,843,502	1,414,117
Deficit	(7,101,068)	(5,898,927)
	$11,247,593	$8,198,982

Continued operation (note 1)

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director

Director

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months Ended September 30,		For the nine months Ended September 30,
Expenses	2006	2005	2006	2005
Amortization of equipment	$ 24,629	$ 11,731	$ 56,888	$ 28,617
Bank charges and interest	2,334	2,026	14,149	10,110
Corporate development	53,725	41,766	250,805	107,412
Foreign exchange (gain) loss	(28,582)	(44,763)	(149,773)	(71,138)
Interest income	(28,233)	(14,714)	(47,388)	(22,666)
International security	-	18	-	2,042
Investor relations	37,656	23,740	145,422	41,409
Legal, audit and accounting	20,554	30,477	57,782	76,394
Management and office salaries	59,243	27,036	150,858	109,561
Office, rent and miscellaneous	32, 581	3,649	99,624	85,992
Travel and Accommodation	743	20,735	3,035	106,878
Regulatory and filing fees	-	7,858	17,954	32,643
Shareholder communications	29,774	11,872	78,464	55,878
Stock-based compensation expense (Note 4c)	164,470	1,014	520,744	110,122
Recovery of exploration bonds previously written-off	-	(108)	-	(77,418)
Write-off of mineral properties	-	358,018	(3,577)	358,018
Loss for the period	(368,894)	(510,355)	(1,202,141)	(953,854)
Deficit, beginning of period	(6,732,174)	(4,915,474)	(5,898,927)	(2,915,043)
Deficit, end of period	$ (7,101,068)	$ (5,425,927)	$ (7,101,068)	$ (5,425,829)
Loss per share	(0.01)	(0.01)	(0.03)	(0.02)
Weighted average number of shares outstanding	47,586,819	43,718,954	47,515,131	40,867,054

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months Ended September 30,		For the nine months Ended September 30,
	2006	2005	2006	2005
Cash provided by (used for):
Operating Activities
Loss for the period	(368,894)	(510,355)	(1,202,141)	(953,854)
Adjustment for items not involving cash:
Amortization of equipment	24,629	11,731	56,888	28,617
Stock based compensation	164,470	1,014	520,744	110,122
Recovery of exploration bonds	-	-	-	(77,418)
Write-off mineral properties	-	358,018	3,577	358,018
Exploration funds receivable	(212,504)	14,699	-	-
Amounts receivable	39,132	31,416	4,211	28,810
Prepaid expenses and deposits	(32,904)	(715)	(24,431)	32,338
Marketable securities	30	(1,138)	(871)	(732)
Accounts payable and accrued liabilities	(511)	13,908	(86,824)	41,133
Due to/from related parties	16,013	166	20,122	21,741
Funds used for operating activities	(370,539)	(81,256)	(708,725)	(454,707)
Investing Activities
Value added tax receivable	(201,138)	(114,446)	(340,367)	(151,956)
Acquisition of equipment	(4,855)	14,525	(5,814)	(20,781)
Mineral property exploration costs	(1,153,480)	(981,455)	(2,281,022)	(1,576,758)
Mineral property acquisition costs	(204,046)	95,008	(321,313)	(132,268)
Mineral property cost recoveries	194,718	-	453,987	100,000
Funds used for investing activities	(1,368,801)	(936,368)	(2,494,529)	(1,781,763)
Financing Activity
Cash received for common shares issued	-	-	3,813,459	3,015,037
Share issue costs	-	-	(91,359)	(140,230)
	-	-	3,722,100	2,874,807
Net increase (decrease) in cash and cash equivalents	(1,739,340)	(1,067,624)	518,846	638,337
Cash and cash equivalents, beginning of period	2,939,853	2,751,602	681,667	1,045,641
Cash and cash equivalents, end of period	$1,200,513	$1,683,978	$ 1,200,513	$ 1,683,978

	CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
	For	the periods ended,
	(Unaudited – See Notice to Reader)
	(Stated in U.S. Dollars)
	Balance	Net	Balance	Net	Balance
	December	Expenditures December		Expenditures	September
	31, 2004	& Write offs	31, 2005	(Recovery/Write off)	31, 2006
PERU	$	$	$	$	$
El Tigre Property
Acquisition costs	48,965	9,600	58,565	4,500	63,065
Deferred exploration costs:
Assays	3,259	67)	3,326	233	3,559
Equipment maintenance & rental	1,850	536	2,386	3,061	5,447
Field supplies & travel expenses	31,076	1,776	31,076	5,958	37,034
Field office and personnel	86,004	(155)	85,849	14,239	100,088
Geological & geophysical	34,637	3,952	38,589	52,991	91,580
Maps & publications	8,793	53	8,846	407	9,253
Site security	-	113	113	-	113
Exploration recovery	(100,000)	(50,000)	(150,000)	(105,678)	(255,678)
	112,808	(34,058)	78,750	(24,289)	54,461
Lunahuana Property
Acquisition costs	88,182	25,272	113,454	38,582	152,036
Deferred exploration costs:
Assays	9,081	151	9,232	1,130	10,362
Equipment maintenance & rental	2,910	498	3,408	2,921	6,329
Field supplies & travel expenses	24,153	1,288	25,441	2,506	27,947
Field office & personnel	49,196	6,546	55,742	8,853	64,595
Geological & geophysical	105,901	3,799	109,700	12,687	122,387
Maps & publications	5,586	837	6,423	857	7,280
Site security	-	-	102	-	102
	285,009	38,493	323,502	67,536	391,038
Las Sorpresas Property
Acquisition costs	43,366	8,474	51,840	25,422	77,262
Deferred exploration costs:
Assays	5,258	133	5,391	117	5,508
Equipment maintenance & rental	2,365	458	2,823	5,246	8,069
Field supplies & travel expenses	16,108	2,981	19,089	1,603	20,692
Field office & personnel	87,771	6,786	94,557	4,690	99,247
Geological & geophysical	75,524	16,988	92,512	3,704	96,216
Maps & publications	389	275	664	23	687
Site security	-	1,221	1,221	-	1,221
Exploration recovery	(100,000)	(50,000)	(150,000)	(100,000)	(250,000)
	130,781	(12,684)	118,097	(59,195)	58,902

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance September 30, 2006
	$	$	$	$	$
Picota Property
Acquisition costs	53,190)	8,250	61,440	-	61,440
Deferred exploration costs:
Assays	4,767	29	4,796	10	4,806
Equipment maintenance & rental	6,423	77	6,500	987	7,487
Field supplies & travel expenses	11,884	214	12,098	539	12,637
Field office & personnel	20,935	2,008	22,943	424	23,367
Geological & geophysical	39,479	891	40,370	1,492	41,862
Maps & publications	3,106	34	3,140	2	3,142
Site security	-	10	10	-	10
	139,784	11,513	151,297	3,454	154,751
Pamel Property
Acquisition costs	85,868)	18,654	104,522	27,518	132,040
Deferred exploration costs:
Assays	26,148)	116	26,264	32,202	58,466
Equipment maintenance & rental	44,886	725	45,611	8,803	54,414
Field supplies & travel expenses	26,286	2,150	28,436	6,738	35,174
Field office & personnel	107,134	12,397	119,531	40,337	159,868
Geological & geophysical	126,144	9,822	135,966	84,396	220,362
Maps & publications	10,153	94	10,247	3,712	13,959
Site security	-	610	610	-	610
Options payments received	(145,000)	-	(145,000)	(198,309)	(243,309)
	281,619)	44,568)	326,187	5,397	331,584
Las Brujas Property
Acquisition costs	16,801)	6,000)	22,801	6,000	28,801
Deferred exploration costs:
Assays	2,606)	22)	2,628	35	2,663
Equipment maintenance & rental	25)	57)	82	1,042	1,124
Field supplies & travel expenses	7,605)	159)	7,764	1,149	8,913
Field office & personnel	24,687)	1,604)	26,291	1,715	28,006
Geological & geophysical	14,856)	659)	15,515	2,213	17,728
Maps & publications	2,314)	18)	2,332	7	2,339
Site security	-	7	7	-	7
	68,894	8,526	77,420	12,161	89,581

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights

For the periods ended,
(Unaudited – See Notice to Reader)

(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance September 30, 2006
	$	$	$	$	$
Canariaco Property
Acquisition costs	120,433	14,530	134,963	72,899	207,862
Deferred exploration costs:
Assays	21,356	110,953	132,309	55,151	187,460
Drilling	245,911	704,353	950,264	588,935	1,539,199
Equipment maintenance & rental	42,324	79,776	122,100	79,252	201,352
Field supplies & travel expenses	87,366	118,051	205,417	102,401	307,818
Field office & personnel	203,213	513,019	716,232	318,383	1,034,615
Geological/geophysical/Engineering	232,864	320,319	553,183	346,761	899,944
Maps & publications	6,898	10,300	17,198	42,064	59,262
Site security	11,334	28,781	40,115	11,751	51,866
	971,699	1,900,082	2,871,781	1,617,597	4,489,378
Alto Dorado/Toril Property
Acquisition costs	109,439	30,508	139,947	31,384	171,331
Deferred exploration costs:
Assays	43,784	860	44,644	13,222	57,866
Drilling	146,010	-	146,010	184,212	330,222
Equipment maintenance & rental	100,970	14,498	115,468	16,021	131,489
Field supplies, camp & travel	145,149	13,320	158,469	30,701	189,170
Field office & personnel	388,041	52,179	440,220	68,677	508,897
Geological & geophysical	498,443	70,540	568,983	52,708	621,691
Maps & publications	32,465	12,212	44,677	1,787	46,464
Site security	15,430	9,886	25,316	3,564	28,880
Option payments received	-	(200,000)	(200,000)	(200,000)	(400,000)
	1,479,731	4,003	1,483,734	202,276	1,686,010
Other Properties
Acquisition costs	247,727	89,803	337,530	72,771	410,301
Deferred exploration costs:
Assays	46,773	8,176	54,949	8,458	63,407
Equipment maintenance & rental	31,062	7,738	38,800	17,527	56,327
Field supplies & travel expenses	72,166	26,723	98,889	25,416	124,305
Field office & personnel	186,598	19,337	205,935	75,434	281,369
Geological & geophysical	199,292	50,839	250,131	131,220	381,351
Maps & publications	34,960	4,604	39,564	5,080	44,644
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Site security	-	3,672	3,672	-	3,672
Write-down for impairment of properties	(25,000)	-	(25,000)	-	(25,000)
value
	783,578	210,892	994,470	335,906	1,330,376
Peru - Total	4,253,903	2,171,335	6,425,238	2,160,843	8,586,081

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
Mexico
El Oro
Acquisition costs	-	-	-	-	-
Deferred exploration costs
Assays	-	-	-	588	588
Equipment maintenance & rental	-	-	-	-	-
Field supplies & travel expenses	-	-	-	17,367	17,367
Field office & personnel	-	-	-	4,088	4,088
Geological & geophysical	-	-	-	52,184	52,184
Maps & publications	-	-	-	368	368
Telecommunications	-	-	-	-	-

Mexico Total	-	-	-	74,595	74,595

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
	$	$	$	$	$
CANADA (NEWFOUNDLAND)
Virgin Arm Property
Acquisition costs	116	-	116	-	116
Deferred exploration costs:
Assays	3,761	276	4,037	-	4,037
Equipment maintenance & rental	3,836	645	4,481	-	4,481
Field supplies & travel expenses	11,066	84	11,150	-	11,150
Field office & personnel	16,007	859	16,866	-	16,866
Geological & geophysical	73,901	3,103	77,004	-	77,004
Maps & publications	102	-	102	-	102
Telecommunications	752	230	982	-	982
	109,541	5,197	114,738	-	114,738
Staghorn Property
Acquisition costs	76,763	(7,763)	69,000	20,326	89,326
Exploration bonds	10,603	836	11,439	(11,439)	-
Deferred exploration costs:
Assays	5,606	(753)	4,853	-	4,853
Drilling	-	-	-		-
Equipment maintenance & rental	8,508	(586)	7,922	2,198	10,120
Field supplies & travel expenses	18,418	(7,507)	10,911	(32)	10,879
Field office & personnel	12,189	(4,653)	7,536	(166)	7,370
Geological & geophysical	78,295	(17,718)	60,577	(53)	60,524
Maps & publications	291	(32)	259	-	259
Telecommunications	1,337	(169)	1,168	(33)	1,135
	212,010	(38,345)	173,665	10,801	184,466
Other Properties
Acquisition costs	-	-		-	-
Exploration bonds	8,465)	(8,465)		-
Deferred exploration costs:
Assays	2,587	(2,574)	13	(13)	-
Equipment maintenance & rental	424	(397)	27	(27)	-
Field supplies & travel expenses	1,388	(956)	432	(432)	-
Field office & personnel	1,575	(1,045)	530	(530)	-
Geological & geophysical	7,420	(5,287)	2,133	(2,133)	-
Maps & publications	1	(1)	--	-	-
Telecommunications	120	322	442	(442)	-
	21,980	(18,403)	3,577	(3,577)	-
Canada Total	725,041	(433,061)	291,980	7,224	299,204
Total Unproven Mineral Rights	4,978,944	1,738,274	6,717,218	2,342,662	8,959,880

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
June 30, 2006
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru, Mexico and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company=s title.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp., its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A., and its Mexican subsidiary Minera CCM. All significant inter-company transactions and balances have been eliminated.

Comparative Figures

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation in 2006.

3.     EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2006	2005
Office furniture and equipment	23, 339	(14,715)	8,624	$ 10,669
Computer equipment	47,583	(28,673)	18,910	18,110
Security equipment	13,410	(5,945)	7,465	8,940
Truck	-	-	-	6,264
Exploration equipment (Canada)	38,234	(10,368)	27,866	35,956
Exploration equipment (Peru)	163,977	(106,789)	57,188	91,188
	286,543	(166,490)	120,053	$ 171,127

4.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value.

b)

Issued:

c)

Stock options

Exercise	Expiry	December			Cancelled/		September
Price	Date	31,2005	Granted	Exercised	Expired	Vested	30,2006

0.17	6-Feb-07	60,000	-	-	-	60,000	60,000
0.23	5-Apr-07	36,250	-	-	-	36,250	36,250
0.33	23-Apr-07	65,000	-	-	-	65,000	65,000
0.33	6-Sep-07	547,500	-	(20,000)	-	527,500	527,500
0.48	17-Jan-08	430,000	-	-	(5,000)	425,000	425,000
0.48	4-Feb-08	521,000	-	-	(25,000)	496,000	496,000
0.69	15-Oct-08	59,850	-	-	-	59,850	59,850
0.80	31-Oct-08	470,000	-	-		470,000	470,000
0.80	2-Mar-09	421,650	-	-	(60,000)	361,650	361,650
0.70	6-Jul-09	111,000	-	-	-	111,000	111,000
0.70	19-Aug-09	160,000	-	-	(20,000)	140,000	140,000
0.70	7-Oct-09	300,000				300,000	300,000
0.70	6-Jan-10	650,000	-	-	(50,000)	600,000	600,000
0.70	15-Jun-10	150,000	-	(100,000)	-	37,500	50,000
0.70	5-Jul-10	200,000	-	(75,000)	(75,000)	37,500	50,000
0.70	7-Nov-10	200,000	-	-	-	100,000	200,000
0.70	3-Jan-11	-	1,053,750			526,875	1,053,750
0.75	9-Jan-11	-	275,000			137,500	275,000
0.75	9-Mar-11	-	375,000			187,500	375,000
0.80	7-Jul-11	-	100,000			25,000	100,000
0.85	29-Sep-11	-	150,000			37,500	150,000
	Total	4,382,250	1,953,750	(195,000)		4,741,625	5,906,000
Weighted Average
Exercise Price		0.61	0.73	0.66	0.70	0.62	0.65

	2006	2005
Expected volatility	56.76%	43.95%
Risk-free interest rate	3.99%	3.62%
Expected lives	5 years	5 years
Divided yield	0%	0%
Weighted average fair value of stock
options granted	$ 0.33	$ 0.22

At September 30, 2006, the weighted average remaining life of the outstanding options is 2.9 years (2005 – 3.54 years)

The fair value of options in 2006 and 2005 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9-4.5% (2005 – 3.3% to 3.7%); an expected life of 5 years (2002 – 5 years); an expected volatility of 52% (2005 – 40% to 49%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price	December 31, 2005	Issued	Exercised	Cancelled/ Expired	June 30, 2006
October 22/06	$0.70	300,000		(100,000)	-	200,000
March 31/07	$1.25		2,955,698	-	-	2,955,698
		300,000	2,955,698	-	-	3,255,698
Weighted Average Exercised Price		$0.70	$1.25	$0.70	-	$1.20

	September 30, 2006		December 31, 2005
	Number of	Amount	Number of	Amount
	Shares		Shares
Balance, beginning of Period	43,718,954	$ 12,409,512	36,212,704	$ 9,455,852
Private Placements	5,380,066	3,960,728	7,450,000	2,931,633
Stock options	195,000	129,100	-	-
Warrants	100,000	70,000	-- -	-
Mineral Properties	82,424	47,103	56,250	22,027
Stock-based compensation	-	(346,367)	-	-
Balance, end of Period	49,476,444	16,270,076	43,718,954	$ 12,409,512

5

SEGMENTED INFORMATION

June 30, 2006

December 31, 2005

Assets by geographic segment:

Canada

$1,815,940

$1,551,005

Mexico

79,253

-

Peru

9,352,400

6,647,977

$11,247,593

$8,198,982

6.

SUBSEQUENT EVENTS

The company received US$833,492 from Orex Ventures for Drilling and exploration activities on the Pamel and Las Sorpresas properties.

Employees and consultants exercised 165,000 stock options at Cdn$0.23, Cdn$0.33, Cdn$0.70 and Cdn$0.80. In addition 200,000 warrants were exercised at Cdn$0.70.

CANDENTE RESOURCE CORP.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the period ended September 30, 2006 compared with the period ended September 30, 2005. This information is current to October 31, 2006 and has not been reviewed by the Company’s auditors.

Description of the business

Candente Resource Corp (the “Company”) is in the business of exploring for mineral deposits in Peru and in Canada. The Company trades on the Toronto Stock exchanged under the symbol “DNT”.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations). Unless otherwise stated, the Financial Statements and the information herein, are expressed in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The following is a summary of the key exploration projects the Company has been working on:

PERU PROPERTIES

Canariaco

The Canariaco property is an advanced stage exploration property located within the Western Cordillera of the Peruvian Andes in the Canares District, Province of Ferrenafe, Department of Lamaqyeque in Northern Peru. The property lies about 700 km NNW of Lima and 110 km NE of the city of Chiclayo with major port facilities and a major airport, and where mining supplies and services can be procured. The area is sparsely populated however; a local labour force is readily available and favourable to exploration and development. Elevations range from 2500 to 3600m above sea level.

Copper mineralization was first discovered at Canariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Canariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Canariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton drilled 7 holes (1128.20 meters) in total and 3 of the new holes were drilled at Canariaco Norte. The Canariaco North program extended the area of known mineralization 500m further south. Billiton proceeded with sequential leach assays on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined chalcocite content (leachable form of copper) of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable. Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Canariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within 1 to 2 km to the Canariaco Norte zone. Candente subsequently acquired Canariaco (100% interest) from the Peruvian government in an auction for US$75,000.

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004. Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey. This exploration helped to delineate drill targets and 36 holes were drilled in 2004 and 2005.

In May of 2006 an interim inferred resource of 489 million tonnes grading 0.45% copper at a cut-off grade of 0.20% copper (4.8 billion pounds of copper) was estimated using an average vertical influence depth of 320 metres. The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. Mineral resources, which are not mineral reserves, do not guarantee economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The resource only comprises 73% of the lateral (66 of 90 hectares) and 50% of the vertical (320 m of the 640 m) known extents to the deposit. The deposit is still open for expansion both laterally and vertically as all drill holes to date have ended in significant copper grades, several of which are from 0.55% to 1.00% Cu.

INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Leachable Copper (% of Deposit)
0.5	172	0.63	2.4	51.1
0.4	282	0.56	3.5	50.2
0.3	390	0.50	4.3	50.9
0.2	489	0.45	4.8	48.4

All results are posted at www.candentecom/s/PeruProjects_Canariao.asp.

A near surface leachable potential Starter Zone has been identified within the independent inferred resource. The Starter Zone contains an Inferred Resource of 100 Mt grading 0.52% copper at a cut-off grade of 0.20% copper. Contained metal in the starter zone equals 1.14 billion pounds of copper.

Leachable copper makes up approximately 87% of the total contained copper in the Starter Zone. Both the Inferred Resource and Starter Zone are open for expansion both laterally and vertically as all drill holes to date have ended in significant copper grades.

DISTINCT2 HIGHLY LEACHABLE PORTIONS OF STARTER ZONE - INFERRED RESOURCE3

Cut-off Grade (% Cu)	Tonnes (Million)	Total Copper Grade (% Cu)	Contained Copper (Billion lbs)
0.5	22	0.75	0.36
0.4	39	0.66	0.57
0.3	68	0.57	0.85
0.2	100	0.52	1.14

2 - Near surface leachable copper in zones of greater than 5 metres in thickness

3 - Results based on leachable copper cut-of

The Preliminary Assessment and Economic Evaluation (PAEE) was completed by Merit Consultants International Inc. (Merit) on June 26th, 2006. Capital costs (Cap Ex) for the 30,000 tpd Stage I of the project are estimated to be in the order of US$142 million (M), based on contract mining and including a US$16 M for contingency. An expansion to 60,000 tpd is estimated to cost approximately US$67.5 M and scheduled to come from revenues in year four. The estimate has an accuracy of ± 30% at this time, which is in keeping with studies at this level. Annual copper cathode production (LME grade A) is estimated to range from 82 to 164 M pounds per year (37 to 75 thousand tonnes per year) over a 25 year mine life.

Using a price of $2.00 per lb copper, an 8% discount rate and the criteria below Merit estimated the following:

· Total cash flow of approximately US$1.9 Billion

· Annual cash flow of an average US$76 M over the 25 year life of mine

In addition, cash flow analyses were carried out at copper prices ranging from $1.10 to $3.50. The following table shows a summary of estimated NPV’s, IRR’s and Years for Payback at various copper prices.

Cu Price	0%	Discounted NPV's x $1,000,000 (M) 5% 8% 10%			15%	Payback Years	IRR %
1.10	$272	$103	$55	$33	$0.5	6	15
1.25	$554	$239	$149	$109	$47	5	25
1.50	$1,016	$457	$299	$229	$121	3	36
1.75	$1,488	$685	$457	$356	$200	2	49
2.00	$1,927	$888	$593	$463	$263	2	56
2.50	$2,846	$1,327	$897	$707	$414	2	76
3.00	$3,762	$1,766	$1,200	$949	$563	1	95
3.50	$4,612	$2,149	$1,453	$1,146	$675	1	96

Since May 2006, an additional 22 drill holes have been drilled and assayed and drilling is ongoing with two drills working 24 hours a day and 7 days a week. One drill is focused on both infilling and deepening the higher grade core where two recent holes (06-057 & 06-058) show that copper mineralization is still very strong at 376 and 499 metres. The second drill is working on the edges of the known deposit and continues to show lateral extensions to the mineralization. Engineering studies are in progress to establish the strip ratio, best starter area and infill drill spacing required to move the resource up to a reserve category. Bids for Environmental and Feasibility Studies have been received and are being evaluated. Contracts are expected to be awarded for these studies soon. The timeline for carrying out these studies is 8 to 12 months once awarded.

Pamel

The Pamel prospect covers approximately 5,800 hectares in the Western Cordillera of the Peruvian Andes, which also hosts the Pierina and Yanacocha gold mines. The property is accessible by road from three different routes. As at Pierina, both polymetallic veins and porphyry style alteration and mineralization occur peripherally to a high sulphidation alteration zone on the Pamel prospect. Calipuy Formation volcanic rocks similar to those hosting the Pierina deposit underlie the Pamel claims. On the property the Calipuy is represented by andesitic to rhyolitic volcanic flows and tuffs including crystal-lithic tuffs, tuff breccias and dykes of dacitic to porphyritic mafic compositions. Structural control is both north-westerly and north-easterly as it is throughout the Western Cordillera.

In November 2005, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the Pamel Property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property. Candente will have the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, the Company will receive 60,000 shares in Orex upon approval of the option agreement by the TSX Venture Exchange and will receive additional staged shares issuances for a cumulative total of 250,000 shares in Orex by May 31, 2010.

Diamond drilling carried out by MDH S.A.C. of Lima, Peru commenced on Pamel on Thursday October 19th. The drill being used is a Longyear 38 which is expected to be able to core to depths of 350 to 400 meters (m) recovering HQ core size to 200m depth and reducing to NQ core size below 200m. Approximately 3,000 metres (m) (9840 feet) are planned to be drilled in 8 to 12 holes. Drilling is expected to take approximately 6 to 8 weeks to complete.

Drilling is being focused on an extensive high sulphidation style gold-silver target. This target comprises a highly resistive body with features typical of massive silica which has been delineated over a length of 2 kilometres (km) and a width of up to 500 metres (m) by an Induced Polarization (IP) survey. Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony in soils occur with or near the resistive body and continue for approximately 1 km to the north-east. The elements mentioned above are typical of high sulphidation gold-silver systems and their coincidence with the resistive body suggests that they are related.

The resistivity body occurs from surface to a depth of 200 m and a high chargeability body occurs just below this. Vuggy silica often occurs at the interface between resistive and chargeable zones. Vuggy silica is the typical host rock for gold mineralization in high sulphidation deposits such as Yanacocha, Pierina and Alto Chicama (greater than 70 million (M) ounces (oz) gold) in Peru (www.barrick.com and www.newmont.com). At Pamel, vuggy silica float has been found where the highest gold values occur in soil samples.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. In the Ana-Olla zone anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey completed in October 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril and Ana zones high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril zone high sulphidation gold zone and one in the combined Ana-Olla zone porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using a combination geochemistry, geology significant copper-gold and results from a 1998 Hecla reverse circulation drill hole. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and on the margin of the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system.

In January and February 2006, a 1894.40 metre drill program in six holes was carried out on the Alto Dorado Property to test the largest and most northern one of three porphyry centres on the property. Results confirm the presence of a very extensive porphyry style copper system. In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes. Two of the holes are believed to have been drilled over the centre of the system. It is believed that a higher grade core could lie beneath this area as the alteration and mineralization was getting stronger with depth. A consistent TDEM resistively anomaly and large circular IP chargeability anomaly located just north of the area of drilling and high sulphidation alteration could be a high sulphidation gold target. Future drilling is recommended for the two southern porphyry targets and deeper drilling on the northern porphyry as well as the northern high sulphidation target.

El Tigre

El Tigre is an epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares. The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area. Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at Yanacocha and reserves are reported to be in the order of 35 million ounces of gold.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strongly anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system. In other parts of the property, stream sediment samples are anomalous in gold, mercury, arsenic and lead.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. The agreement has been approved by the TSX Venture Exchange.

The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits. In 2004 several IP lines were completed on the north end of the property. Results were not definitive. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey.

MEXICAN PROPERTIES

El Oro

Candente and Canaco Resources Inc. (CAN:TSX.V) (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico. The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc. The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent ounces. The town of El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 metres in width. One vein alone, Veta San Rafael, produced in excess of 5 million gold equivalent ounces during a mine-life of 45 years. Veta San Rafael’s average grade of production was 10 grams gold per tonne and 120 grams silver per tonne, over an average width of 10 metres; to a vertical depth of 250 metres and over a strike length approaching 3.5 kilometres.

The El Oro claims host a large under explored area with excellent potential for the discovery of new (blind) veins. Most of the gold and silver production to date from the El Oro veins has been from a 4 kilometre wide structural corridor, which becomes buried under younger volcanic cover to the east-northeast of the San Rafael Mine. Recent geochemical data has indicated potential for the discovery of additional veins below these younger volcanic rocks. In addition many gold-silver bearing veins mined in the western part of the district remain open at depth and along strike. These targets will be the initial focus of Candente-Canaco’s upcoming exploration program.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992. This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Diamond drilling is planned to commence during the first quarter of 2007. Prior to drilling, exploration will focus on a thorough compilation of all historical data as well as intensive field work to delineate drill targets.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

Results of Operations

The Net Loss for the period totaled ($1,202,141), or ($0.02) per share, compared to a loss of ($953,854), or ($0.02) per share, in the prior year. The main differences in expenses between the two years are as follows:

International Security expense of ($Nil) has decreased compared to ($2,042) in 2005 as the Company felt the use of local security services in Peru to be more beneficial in protecting its personnel in the field;

Legal, audit and accounting of ($57,782) versus ($76,394) in 2005 due to the company is completing more work internally that in the past been done by outside consultants;

Management and Office salaries of ($150,858) versus ($109,561) in 2005 due to management salary increases and consulting fees compared to 2005.

Corporate Development increased to ($250,805) from ($107,412) in 2005 as management attended many industry conferences and travel and other expenses related to company development increased.

Stock-based compensation expense increased to ($520,744) from ($110,122) in 2005, as the company issued many Stock Options to Directors, consultants and employees during the period.

The Company earned interest income of $47,388 in 2006 compared to $22,666 in 2005 due to higher average cash balances. The foreign exchange gain of $149,773 in 2006 compared to a gain of $71,138 in 2005 was due to favourable foreign exchange during the periods.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2006	(620,949)	(212,298)	(368,894)		(1,202,141)
2005	(320,344)	(123,1550	(510,355)	(473,098)	(1,426,952)
2004	(446,656)	(293,674)	(98,676)	(717,926)	(1,556,932)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

The Company raised gross proceeds of Cdn$4,573,056 on closing a private placement on March 31, 2006 whereby the Company issued 5,380,066 units at Cdn$0.85. Each unit consists of one share and one half-share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.25 per share for a period of twelve months following closing. The Company paid independent firms 6% and 7% finders’ fees and issued warrants of 6% and 7% of the proceeds received by placees introduced to Candente.

In January, July, August and October 2006 the Company issued a total of 360,000 shares on exercise of stock options priced between Cdn$0.23 and Cdn$0.80. The Company cancelled 120,000 shares in February and July 2006. The Company issued 2,823,750 stock options during 2006 exercisable at Cdn$0.70, Cdn$0.75, Cdn$0.80 and Cdn$0.85.

The company issued 300,000 shares on the exercise of warrants at Cdn$0.70.

Of the total 6,611,000 options outstanding. 4,806,625 have vested and are “in the money” at October 31, 2006. These options are potentially exercisable to generate $3,046,322 in additional funding.

The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

On July 25th the Company received full payment for all amounts owed from related parties detailed in Note 8 of the Financial Statements

Critical Accounting Estimates

The Company does not have any critical accounting estimates.

Changes in Accounting Policy

No changes.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, marketable securities, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties, some of which are denominated either in Canadian dollars, U.S. dollars or New Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the period ended September 30, 2006, the Company recorded a foreign exchange gain of $149,773 compared to a gain of $71,138 in 2005. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in New Peruvian soles or U.S. dollars.

The Company has Value Added Tax Receivable of $810,465 in which it has retained the services of advisors and personnel for the purposes of recovering these amounts from the Peruvian Government.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at October 31, 2006 there were 49,841,444 common shares outstanding.

The Company received additional funding of Cdn$231,800 from the exercise 360,000 common shares options at prices ranging from Cdn$0.23 to Cdn$0.80

The Company has a stock option plan: As at October 31, 2006 there were 6,611,000 stock options outstanding, of which 4,806,625 have vested.

The Company has a total of 2,955,698 warrants outstanding as at October 31, 2006 exercisable at Cdn$1.25, the options will expire on March 31, 2007

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development Company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Cautionary Statement:

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) estimates of stock compensation expense and (iii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company’s does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 20-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS

I Joanne C. Freeze, President and Chief Executive Officer, Candente Resource Corp certify that:

1.

1 have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Candente Resource Corp, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and. (are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that recurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2006

"Joanne C. Freeze"

President and CEO

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS

I Peter de Visser, Chief Financial Officer, Candente Resource Corp certify that:

1.

1 have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Candente Resource Corp, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers’ and. (are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that recurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2006

"Peter de Visser"

Chief Financial Officer

NEWS RELEASE
DNT: TSX
Release No. 185

CANDENTE RESOURCE CORP. – RESULTS FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2006

Vancouver, British Columbia, November 14, 2006. Candente Resource Corp. (DNT:TSX) (“Candente”) announces its Third Quarter results for the period ended September 30, 2006. All amounts in this release are in U.S. dollars unless otherwise stated.

Candente Resource Corp has incurred a total of US$1,309,823 on its mineral properties, of which US$1,211,587 was spent on its Canariaco Property.

Outstanding Share Data:

As of October 31, 2006 there were 49,841,444 common shares outstanding.

The Company received additional funding of Cdn$231,800 from the exercise 360,000 common shares options at prices ranging from Cdn$0.23 to Cdn$0.80

The Company has a stock option plan. As at October 31, 2006 there were 6,611,000 stock options outstanding, of which 4,806,625 have vested.

The Company has a total of 2,955,698 warrants outstanding as at October 31, 2006 exercisable at Cdn$1.25. The warrants will expire on March 31, 2007.

The complete Financial Statements and Management Discussion and Analysis are available on the Company website www.candente.com.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

DRILLING RESULTS FROM MITSUI ON CANDENTE’S EL AS DE ZINC PROPERTY IN PERU

Vancouver, British Columbia, November 16th, 2006, Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce that Compania Minera Santa Luisa S.A. (“Santa Luisa”), a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan (“Mitsui”) has intersected a significant zone of lead-zinc mineralization on Candente’s El As de Zinc Property in Central Peru. Santa Luisa has reported that the lead-zinc mineralization averages 0.94% lead (Pb) and 5.98% zinc (Zn) over 22.70 meters (m) and contains several higher grade zones including 1.63% Pb and 9.89 % Zn over 7.05 m.

The high grade mineralization was intersected approximately 100 m away (down dip) from an outcrop of similar lead-zinc mineralization. Both zones are believed to be connected in a lensoidal or blanket-like form, which are typical styles for many lead-zinc deposits.

Three other drill holes also intersected lead-zinc mineralization in narrower zones indicating excellent exploration potential for the property. One of these zones in AZ DDH-03 contains 0.08% Pb and 3.70 % Zn over 1.15 m.

Hole From	To		Interval	Lead (Pb)	Zinc (Zn)
			Feet	(%)	(%)
AZ DDH-2 344.45	367.15	22.70	74.46	0.94	5.98
344.45	345.45	1.00	3.28	2.64	13.66
352.50	359.55	7.05	23.12	1.63	9.89
360.70	361.30	0.60	1.97	0.64	7.30
362.00	363.30	1.30	4.26	2.02	13.26

A total of 2,498.05 m core drilling has been completed in six holes to date. This drilling has only tested approximately 525 m of strike length of the favourable host rocks which outcrop over 9 kilometers on the property. Santa Luisa, who holds an option on the property from Candente’s subsidiary Cia. Minera Oro Candente S.A., funded and operated the exploration program.

At El As de Zinc, four distinct zones of zinc-lead mineralization have been discovered in outcrop on the property. Average zinc (Zn) and lead (Pb) grades from sampling to date appear to be in the range of: 10.6% Zn & 1.88% Pb over 3.25 m; 3% Zn & 0.64% Pb over 3.6m; 4% Zn & 0.35% Pb over 6.5 m and 22% Zn & 4% Pb over 1 m. Higher grades reach as high as 47.5% Zn & 5% Pb over 2 m and 9% Zn & 2.4% Pb over 7 m. This mineralization has some very distinctive characteristics which resemble two kinds of world class lead-zinc deposits often referred to as Mississippi Valley Type (MVT) and Irish Type.

Santa Luisa operates the Huanzala mine, approximately 75 km by road from the El As de Zinc property. Zinc and lead ores from El As de Zinc could be trucked to Huanzala and processed there. The Huanzala Mine has a concentration plant with capacity for 1700 tonnes per day. Most of the zinc concentrates from Huanzala are sent to smelters in Japan and lead concentrates are sent to the Doe Run operation nearby at La Oroya, Peru.

Santa Luisa has an option to earn an 80% interest in the El As de Zinc project by making staged payments of US$200,000 and drilling 10,000 metres (spending approximately US$1,500,000) within three years. Candente may convert their retained 20% interest into a sliding scale NSR based on the price of zinc. The NSR will be scaled to the price of zinc and vary from 1% to 3%. At current zinc prices (US$1.97/pound (lb) or US$3,102/tonne) the NSR would equal 3%.

Joanne Freeze, P.Geo., is the Qualified Person as defined by NI 43-101 whom has reviewed this news release.

Candente is a diversified copper and gold exploration company with gold, silver, copper and zinc projects in Peru and Mexico, including an advanced exploration stage leachable copper project, Canariaco. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Kelly Gray or Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 186

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NON-BROKERED FINANCING ANNOUNCEMENT

Vancouver, British Columbia, November 22nd, 2006. Candente Resource Corp. (DNT:TSX) (“Candente” and/or the “Company”) is pleased to announce, subject to regulatory approval, that it has agreed to raise gross proceeds of Cdn$3,750,000 through a Non-Brokered Private Placement of 3,000,000 Units at $1.25 per unit. Each Unit will consist of one share and one half-share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one common share of the Company at a price of $1.65 per share for a period of twelve months following closing, which period will be shortened if the common shares of the Company trade above the strike price for 30 consecutive trading days.

The Common Shares issued in this Placement will be subject a four-month hold period. The Company may pay a finder’s fee in cash and/or warrants of up to 5% of the total value of the gross proceeds raised. The net proceeds of the private placement will be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

Candente is a diversified copper and gold exploration company with gold, silver, copper and zinc projects in Peru and Mexico, including an advanced exploration stage leachable copper project, Canariaco with potential cash flow of approximately $1.9B at $2.00/lb Cu. (See News Release 170 of June 26, 2006). Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Kelly Gray at: (604) 689-1957 or toll free 1-877-689-1964; or

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 187

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those

NEWS RELEASE

            DNT: TSX

CANDENTE SELECTS AMEC TO DEVELOP EIA AT THE CANARIACO COPPER PROJECT

Vancouver, British Columbia and Lima, Peru, November 27th, 2006. Candente Resource Corp. (DNT:TSX) (“Candente”) and AMEC (AMEC.L:LSE) are pleased to announce that AMEC, a leading international project management and engineering services company, has been awarded the Environmental Impact Assessment (EIA) Study for the Canariaco Copper Project, held by Exploraciones Milenio S.A. a subsidiary of Candente Resource Corp.

The Canariaco Norte Deposit, is a leachable copper project which as of June 26th, 2006 (News Release 170 of June 26, 2006) was estimated to have a potential cash flow of approximately $1.9B at $2.00/lb Cu. Since that time additional drilling has shown a substantial increase in the size of the deposit.

By selecting AMEC for the Canariaco Copper Project, Candente has chosen a firm with the skills and capabilities required to complete the work professionally and efficiently, and continue through to detailed engineering and construction.

AMEC has been involved in baseline programs, EIA’s, environmental audits, environmental due diligences, mine closures, mine waste management and tailings dams, at numerous projects in Peru, including small, medium and world class projects for juniors and large multinational mining companies.

Candente and AMEC are committed together to ensure that the project is developed in a manner that is socially responsible and reflects sound environmental management practices in keeping with the “Equator Principles”. The Equator Principles have been developed and adopted by 40 banks (EPFIs), which arrange over 75 percent of the world's project loans worldwide. The full text of the Equator Principles and FAQ about the Equator Principles can be found at www.equator-principles.com.

The Canariaco Copper Project EIA, schedule to start immediately, will be executed by AMEC’s Peru office supported by AMEC’s Earth & Environment Office in Burnaby. AMEC’s Earth & Environmental operation is one of the largest full-service engineering consulting service providers with a network of 2,200 specialists on all aspects of earth & environmental engineering.

Canariaco Norte is located in the Western Cordillera of the Peruvian Andes in the Canaris District, at an elevation ranging between 2660 metres above sea level (masl) and 3600 masl, in a dry forest habitat. It is located 700 km northwest of Lima and 110 km to the northeast of the city of Chiclayo. The Project will utilize open pit mining, crushing, heap leaching of chalcocite, copper oxide and chalcopyrite mineralization, and a solvent extraction (SX) and electrowinning (EW) plant. All proposed technology is well proven and is in common use internationally.

Candente is a diversified copper and gold exploration company with gold, silver, copper and zinc projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

AMEC is headquartered in London and their shares are traded on the London Stock Exchange where the company is listed in the Support Services sector.

www.amec.com

For further information please contact Kelly Gray at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 188

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.